Credit Rating Agency

Exhibit 4: Organizational Structure

HR Ratings

Ownership Structure


Alberto Isaac Ramos Suárez
José Anibal Habeica Villanueva
50%
50%
HR Ratings de México, S.A. de C.V.
HR Ratings LLC


Board of Directors
Head of Compliance
Chairman of the Board
Vice Chairman of the Board
External Financial Advisors
CEO
Head of Business Development
Chief Credit and Economic Analysis Officer
Deputy Chief Economic Analysis Officer
Treasury and AP Sr. Executive Director
Human Resources and Material Resources Sr. Excecutive Director
US Business Development Executive Director
Business Development Executive Director
Public Finance and Infrastructure Sr. Executive Director
Corporates / ABS Sr. Executive Director
Financial Institutions / ABS Sr. Executive Director
Financial Institutions / ABS Sr. Executive Director
US Corporates Executive Director
Human Resources Director
IT Director
BD Director
Public Finance and Sovereign Debt Director
Sustainable Impact Director
IT Associate Director
BD Associate Director
Operations Associate Director
Public Finance and Infrastructure Associate Director
2 Corporates / ABS Associate Director
Metodological Criteria Associate Director
Public Finance and Sovereign Debt Manager
Metodological Criteria Manager
IT Sr. Associate
Operations Sr. Associate
Public Finance and Sovereign Debt Sr. Associate
2 EASD Sr. Associate
2 FI Sr. Associate
Logistics Associate
Accounting Associate
Treasury and AP Associate
HR Associate
Accounts Receivable Associate
Communications Associate
Operations Associate
2 PF Associate
2 Corporates Associate
2 FI Associate
3 Compliance Sr. Analyst
HR Sr. Analyst
Data Sr. Analyst
IT Sr. Analyst
BD Sr. Analyst
Internal Lawyer
2 PF Sr. Analyst
2 PF Sr. Analysts
Infrastructure Sr. Analyst
Sustainable Impact Sr. Analyst
4 Corporates Sr. Analyst
3 US Corporates Sr. Analyst
7 FI Sr. Analyst
Compliance Analyst
Accounting Analyst
Treasury and AP Analyst
3 HR Analyst
US HR Analyst
3 Data Analyst
IT Analyst
Accounts Receivable Analyst
2 BD Analyst
3 Operations Analyst
Style Editor
2 PF Analyst
3 Corporates Analyst
9 US Corporates Analyst
9 FI Analyst
US FI Analyst at LLC
Metodological Criteria Analyst
C. of the Board Assistant
Receptionist
Corporates Intern
FI Intern
Analysis and Compliance Directors Assistant
CEO Assistant V. C. of the Board Assistant
2 Logistics
4 Cleaning Staff
15 Security Staff
Logistics
HR Ratings®
Credit Rating Agency